UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Rule 13d-102)

(Amendment No. 1)

ACHILLION PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

00448Q201

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201	13G/A	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURE MANAGERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201	13G/A	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURE MANAGERS INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON CO

CUSIP No. 00448Q201	13G/A	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00448Q201	13G/A	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00448Q201	13G/A	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.3
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00448Q201	13G/A	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSONS SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II STRATEGIC PARTNERS L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 00448Q201	13G/A	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSONS SITCO NOMINEES LTD. VC 01903 AS NOMINEE OF SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201	13G/A	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSONS SV (NOMINEES) LIMITED AS NOMINEE OF SCHRODER VENTURES INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER 1,150,618
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER 1,150,618
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,618
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.3%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 00448Q201	13G/A	Page 10 of 16 Pages

Item 1	(a).	Name of Issuer:

Achillion Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

300 George Street New Haven, CT 06511

Item 2	(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock of the Issuer beneficially owned by such persons:

(i)     Schroder Ventures International Life Sciences Fund II L.P.1 (“SVILSF II LP1”) holding 674,161 shares, Schroder Ventures International Life Sciences Fund II L.P.2 (“SVILSF II LP2”) holding 287,123 shares, Schroder Ventures International Life Sciences Fund II L.P.3 (“SVILSF II LP3”) holding 76,515 shares, Schroder Ventures International Life Sciences Fund II Strategic Partners L.P. (“SVILSF II Strategic Partners”) holding 10,399 shares, SITCO Nominees Ltd. VC 01903 as Nominee of Schroder Ventures International Life Sciences Fund II Group Co-Investment Scheme (“SVILSF II Co-Investment”) holding 19,386 shares and SV (Nominees) Limited as Nominee of Schroder Ventures Investments Limited (“SVIL”) holding 83,034 shares (collectively, the “Funds”), direct owners of the shares of Common Stock of the Issuer;

(ii) Schroder Venture Managers Inc., a New York corporation (“SVMI”), and general partner of SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, and SVILSF II Strategic Partners; and

(iii) Schroder Venture Managers Limited, a Bermuda limited company (“SVML”), and fund manager to SVMI.

Each of SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

Address for each SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML:

Schroder Administrative Services (Bermuda) Limited 131 Front Street Hamilton HM 12 Bermuda

Item 2	(c).	Citizenship:

SVILSF II LP1 - Delaware

SVILSF II LP2 - Delaware

SVILSF II LP3 - Delaware

SVILSF II Strategic Partners - Delaware

SVILSF II Co-Investment - Bermuda

SVIL - Guernsey

SVMI - New York

SVML - Bermuda

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

00448Q201

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: ..

CUSIP No. 00448Q201	13G/A	Page 11 of 16 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

For SVILSF II LP1, SVILSF II LP2, SVILSF II LP3, SVILSF II Strategic Partners, SVILSF II Co-Investment, SVIL, SVMI and SVML:

(a) Amount beneficially owned: 1,150,618 shares of Common Stock

(b) Percent of class: 4.3%

(c) Number of shares as to which such person has:

(i) Shared power to vote or to direct the vote: 1,150,618

(ii) Sole power to vote or to direct the vote: —0—

(iii) Shared power to dispose or to direct the disposition of: 1,150,618

(iv) Sole power to dispose or to direct the disposition of: —0—

The foregoing percentages are calculated based on the 26,656,445 shares of Common Stock of the Issuer outstanding as of November 2, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Items 2(a) and 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00448Q201	13G/A	Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2010

SCHRODER VENTURE MANAGERS INC.

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURE MANAGERS LIMITED

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.1
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.2
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

CUSIP No. 00448Q201	13G/A	Page 13 of 16 Pages

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.3
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SITCO NOMINEES LTD. VC 01903 AS NOMINEE OF SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME
By:	SITCO Nominees Ltd. VC 01903

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II STRATEGIC PARTNERS L.P.
By:	Schroder Venture Managers Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SV (NOMINEES) LIMITED AS NOMINEE OF SCHRODER VENTURES INVESTMENTS LIMITED
By:	SV (Nominees) Limited

By:	/s/ Kees Jager
Name:	Kees Jager
Title:	Director

CUSIP No. 00448Q201	13G/A	Page 14 of 16 Pages

Index Exhibit

SCHEDULE 13G

Exhibit Number	Exhibit Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 16a-3(j) and Rule 13d-1(k)(1) and under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Forms 3, 4, 5 and Schedules 13D and 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Achillion Pharmaceuticals, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Forms 3, 4, 5 and Schedules 13D and 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute one agreement.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 11, 2010.

SCHRODER VENTURE MANAGERS INC.

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURE MANAGERS LIMITED

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.1
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.2
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II L.P.3
By:	Schroder Venture Managers, Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SITCO NOMINEES LTD. VC 01903 AS NOMINEE OF SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II GROUP CO-INVESTMENT SCHEME
By:	SITCO Nominees Ltd. VC 01903

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SCHRODER VENTURES INTERNATIONAL LIFE SCIENCES FUND II STRATEGIC PARTNERS L.P.
By:	Schroder Venture Managers Inc., its General Partner

By:	/s/ Scott Burns /s/ Ryan Mathison
Name:	Scott Burns, Ryan Mathison
Title:	Authorized Signatories

SV (NOMINEES) LIMITED AS NOMINEE OF SCHRODER VENTURES INVESTMENTS LIMITED
By:	SV (Nominees) Limited

By:	/s/ Kees Jager
Name:	Kees Jager
Title:	Director